                            ------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                           PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PIC ACQUISITION CORPORATION

                                      AND
                        SCHNITZER STEEL INDUSTRIES, INC.
                                   (Bidders)

                         COMMON STOCK, $1.00 PAR VALUE
                       (Including the associated rights)
                         (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                                ANTON U. PARDINI
                        SCHNITZER STEEL INDUSTRIES, INC.
                             3200 N.W. YEON AVENUE
                             PORTLAND, OREGON 97210
                                 (503) 323-2807

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:
                               STUART W. CHESTLER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2300
                          PORTLAND, OREGON 97204-1268
                            ------------------------

                           CALCULATION OF FILING FEE

         Transaction Valuation*         Amount of Filing Fee*
               $42,484,950                     $8,497

* The transaction valuation assumes the purchase of 4,720,550 shares of Common Stock together with the associated stock rights of Proler International Corp. at $9.00 per share in cash, which is based on the number of shares of Common Stock represented by the Company to be outstanding (4,717,356) and the number of shares of Common Stock issuable under restricted stock awards (3,194) as of September 15, 1996. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.

/X/
 Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:.......  $7,081
Form or Registration No.:.....  Schedule 14D-1
Filing Party:.................  PIC Acquisition Corporation
                                Schnitzer Steel Industries,
                                Inc.
Date Filed:...................  September 20, 1996

CUSIP No. 743396-10-3

                                     14D-1

-------------------------------------------------------------------------------------------
1.         Name of reporting person
           SS or I.R.S. Identification No. of above person
           PIC Acquisition Corporation, I.R.S. No.: 93-1219503

-------------------------------------------------------------------------------------------
2.         Check the appropriate box if a member of a group                                    (a) / /
                                                                                               (b) / /

-------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------
4.         Sources of Funds
           AF

-------------------------------------------------------------------------------------------
5.         Check box if disclosure of legal proceedings is required pursuant to Items 2(e)   /X/
           OR 2(f)

-------------------------------------------------------------------------------------------
6.         Citizenship or place of organization
           Delaware

-------------------------------------------------------------------------------------------
7.         Aggregate amount beneficially owned by each reporting person
           None (0)

-------------------------------------------------------------------------------------------
8.         Check box if the aggregate amount in row (7) excludes certain shares.                   / /

-------------------------------------------------------------------------------------------
9.         Percent of class represented by amount in row (7)
           None (0)

-------------------------------------------------------------------------------------------
10.        Type of reporting person
           CO

-------------------------------------------------------------------------------------------

CUSIP No. 743396-10-3

                                     14D-1

-------------------------------------------------------------------------------------------
1.         Name of reporting person
           SS or I.R.S. Identification No. of above person
           Schnitzer Steel Industries, Inc., I.R.S. No.: 93-0341923

-------------------------------------------------------------------------------------------
2.         Check the appropriate box if a member of a group                                    (a) / /
                                                                                               (b) / /

-------------------------------------------------------------------------------------------
3.         SEC Use Only

-------------------------------------------------------------------------------------------
4.         Sources of Funds
           BK

-------------------------------------------------------------------------------------------
5.         Check box if disclosure of legal proceedings is required pursuant to Items 2(e)   /X/
           OR 2(f)

-------------------------------------------------------------------------------------------
6.         Citizenship or place of organization
           Oregon

-------------------------------------------------------------------------------------------
7.         Aggregate amount beneficially owned by each reporting person
           None (0)

-------------------------------------------------------------------------------------------
8.         Check box if the aggregate amount in row (7) excludes certain shares.                   / /

-------------------------------------------------------------------------------------------
9.         Percent of class represented by amount in row (7)
           None (0)

-------------------------------------------------------------------------------------------
10.        Type of reporting person
           CO

-------------------------------------------------------------------------------------------

    PIC Acquisition Corporation and Schnitzer Steel Industries, Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on September 20, 1996, as amended by Amendment Nos. 1 - 3, with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Proler International Corp., a Delaware corporation, together with the associated stock rights as set forth in this Amendment No. 4. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (b) The Bidders are now offering to purchase all outstanding shares of the Company, together with the associated Rights, at a price of $9.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase as hereby amended and supplemented. The Bidders also have extended the Offer until 12:00 Midnight, Eastern time on Friday, November 29, 1996. A copy of the press release announcing the increase in the offer price and the extension of the offer is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 3. FAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (b) On November 13, 1996, Schnitzer sent to Mr. Bruce Wilkerson, President of the Company, a letter notifying the Company of Schnitzer's determination to waive certain conditions to the completion of the tender offer and certain of its rights to terminate the Merger Agreement. Schnitzer's waiver of conditions was subject to the Companys' Board of Director's determination that Schnitzer's offer, with the waiver of conditions set forth in Schnitzer's letter, was superior to a revised proposal received by the Company from Hugo Neu Corporation ("HNC") to acquire all of the outstanding shares of the Company's stock at a price of $8.25 per share. On November 13, 1996 the Company's Board of Directors determined that the Schnitzer offer continued to be superior to the HNC proposal. A copy of Schnitzer's November 13, 1996 letter is attached as Exhibit
(c)(5) and is incorporated herein by reference. A copy of the Company's November 13, 1996 letter advising Schnitzer that the Company's Board of Directors had determined Schnitzer's offer was superior to HNC's revised proposal is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) On November 13, 1996, Schnitzer sent to Mr. Bruce Wilkerson, President of the Company, a letter notifying the Company of Schnitzer's determination to waive certain conditions to the completion of the tender offer and certain of its rights to terminate the Merger Agreement. Schnitzer's waiver of conditions was subject to the Companys' Board of Director's determination that Schnitzer's offer, with the waiver of conditions set forth in Schnitzer's letter, was superior to a revised proposal received by the Company from Hugo Neu Corporation ("HNC") to acquire all of the outstanding shares of the Company's stock at a price of $8.25 per share. On November 13, 1996 the Company's Board of Directors determined that the Schnitzer offer continued to be superior to the HNC proposal. A copy of Schnitzer's November 13, 1996 letter is attached as Exhibit
(c)(5) and is incorporated herein by reference. A copy of the Company's November 13, 1996 letter advising Schnitzer that the Company's Board of Directors had determined Schnitzer's offer was superior to HNC's revised proposal is attached hereto as Exhibit (c)(6) and is incorporated herein by reference.

    (e) On November 14, 1996, Bidders learned they had been added by HNC as a party to the pending litigation between HNC and the Company in the United States District Court for the Southern District of Texas. In its amended answer and counterclaim, HNC seeks, among other things, a preliminary injunction to prevent Schnitzer and the Purchaser from accepting any Shares pursuant to the Offer. On November 15, 1996, following the announcement by the Bidders of the increase in their offer price from $7.50 to $9.00, HNC withdrew its motion for the preliminary injunction.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase, dated September 20, 1996.+

       (2) Letter of Transmittal.+

       (3) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.+

       (4) Form of Summary Advertisement, dated September 20, 1996.+

       (5) Form of Notice of Guaranteed Delivery.+

       (6) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

       (7) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.+

       (8) Press Release, dated September 16, 1996.+

       (9) Press Release, dated October 7, 1996.+

       (10) Press Release, dated October 18, 1996.+

       (11) Press Release, dated November 1, 1996+

       (12) Press Release, dated November 15, 1996.*

    (b) Credit Agreement dated as of March 27, 1995, among Schnitzer, the syndicate of lenders party thereto and The First National Bank of Chicago, as Agent.+

    (c) (1) Agreement and Plan of Merger, dated September 15, 1996, among the Purchaser, Schnitzer and the Company.+

       (2) Agreement with Depositary.+

       (3) Agreement with Information Agent.+

       (4) Confidentiality Agreement dated as of June 11, 1996.+

       (5) Letter from Schnitzer Steel Industries, Inc. to Mr. Bruce Wilkerson of Proler International Corp. dated November 13, 1996.*

       (6) Letter from Proler International Corp. to Mr. Robert Philip of Schnitzer Steel Industries, Inc. dated November 13, 1996.*

    (d) Not applicable.+

    (e) Not applicable.+

    (f) The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.+
--------------------------
    *   Filed herewith.

    +   Previously filed.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 15, 1996
     -------------------

                        PIC ACQUISITION CORPORATION

                        By:  /s/ ANTON U. PARDINI
                             -----------------------------------------
                             Name:               Anton U. Pardini
                                       -----------------------------------
                             Title:   Assistant Secretary and General Counsel
                                       -----------------------------------

                        SCHNITZER STEEL INDUSTRIES, INC.

                        By:  /s/ BARRY ROSEN
                             -----------------------------------------
                             Name:                 Barry Rosen
                                       -----------------------------------
                             Title:          Vice President of Finance
                                       -----------------------------------